EXHIBIT 3.4

CERTIFICATE OF AMENDMENT

OF
CERTIFICATE OF INCORPORATION
OF
QLOGIC CORPORATION

      QLogic Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

      FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a special meeting of the stockholder of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Corporation’s Certificate of Incorporation be amended to read as follows:

“ARTICLE IV

Authorized Capital Stock

The corporation is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The amount of total authorized capital stock of the corporation is 13,500,000 shares, divided into 12,500,000 shares of Common Stock, par value $0.10 per share, and 1,000,000 shares of Preferred Stock, par value $0.10 per share. Upon the effectiveness of the Amendment, each two outstanding shares of Common Stock, par value $.10 per share, shall be converted and changed into one share of Common Stock, par value $0.10 per share.

The shares of Preferred Stock may be issued from time to time in one or more series. The board of directors is hereby authorized to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of any series of shares of Preferred Stock, including without limitation the dividend rate, conversion rights, redemption price, voting rights and liquidation preference, of any such series, and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series.”

      SECOND: That in lieu of a meeting and vote of the stockholder of the Corporation to approve the above-referenced amendment, the holder of all of the outstanding stock of the Corporation has consented to said amendment in writing, pursuant to the requirements of Section 228 of the General Corporation Law of the State of Delaware.

      THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

      IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Melvin G. Gable, its President and Chief Executive Officer, and Michael Manning, its Secretary and Treasurer, this 24th day of February, 1994.

By:	/s/ Melvin G. Gable
Melvin G. Gable,
President and Chief Executive Officer

Attest:

/s/ Michael Manning
Michael Manning,
Secretary and Treasurer